UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008	Commission File Number 0-13823

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

(Full title of the plan)

FNB UNITED CORP.

(Name of issuer of securities)

150 South Fayetteville Street, Asheboro, North Carolina 27203

(Address of issuer’s principal executive offices)

FNB RETIREMENT/SAVINGS PLUS

BENEFIT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2008 and 2007 and for the

Year Ended December 31, 2008

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

FNB Retirement/Savings Plus Benefit Plan

Asheboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FNB Retirement/Savings Plus Benefit Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Charlotte, North Carolina

June 26, 2009

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and December 31, 2007

	December 31, 2008	December 31, 2007
Assets
Investments:
Mutual funds	$8,171,529	$13,601,574
Common collective trust (at fair value)	2,487,570	1,313,888
Common stock of FNB United Corp.	410,536	1,521,350
Participant loans	111,117	155,297
Group annuity plan	151,036	294,392

Total investments	11,331,788	16,886,501

Receivables:
Employer’s contribution	—	525,073
Accrued interest and dividends	20,784	24,197

Total receivables	20,784	549,270

Cash	35,142	61,124

Total assets	11,387,714	17,496,895

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$11,387,714	$17,496,895

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	268,516	34,143

NET ASSETS AVAILABLE FOR BENEFITS	$11,656,230	$17,531,038

See accompanying notes to financial statements.	Page 2

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$338,716

338,716
Contributions:
Employer	1,150,413
Participants’	1,481,482
Rollovers	279,908

2,911,803

TOTAL ADDITIONS	3,250,519

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	6,473,029
Benefits paid to participants	2,627,104
Administrative expenses	24,767
Excess contributions	427

TOTAL DEDUCTIONS	9,125,327
NET DECREASE	(5,874,808)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	17,531,038

END OF YEAR	$11,656,230

See accompanying notes to financial statements.	Page 3

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The terms used herein are defined in the plan document. The original Plan was established on January 1, 1981. It was most recently restated January 1, 2007. The following description of the Plan is as of December 31, 2008.

General

The Plan is a defined contribution plan covering eligible employees of FNB United Corp. and subsidiaries (the “Company” and “Plan Sponsor”) who have ninety days of service and regularly work not less than 1,000 hours per year. Effective January 1, 2007, the age of eligibility was changed from 21 to 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to defer 2% to 100% of their eligible compensation in whole percentage points during a pay period up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Generally, employee contributions may be withdrawn in case of normal retirement, termination, or cases of extreme hardship as defined by the Plan.

Effective January 1, 2007, the Company contributes to the Plan an amount equal to 100% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution. Also, effective January 1, 2007, discretionary contributions may be given annually to all employees, whether enrolled in the Plan or not. All matching and discretionary contributions from the Company are made as cash contributions, which are allocated per the participant’s election instructions. For the year ended December 31, 2008 the Company did not make a discretionary contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are entitled to benefits, limited to the vested balance of their account.

Vesting

Effective January 1, 2007, participants vest in the employer matching contributions plus actual earnings thereon in 25% increments over four years. Participants do not vest in any profit sharing employer contribution plus actual earnings thereon until after four years of service at which time they become 100% vested. Participants are fully vested at all times in their contributions plus actual earnings thereon.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE A - DESCRIPTION OF PLAN (Continued)

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2008 and 2007, the Plan offered twenty-four and twenty-five investment options for participants, respectively. Effective January 1, 2007, all Employer matching contributions are participant directed.

Payment of Benefits

On termination of service due to death, disability, retirement, or for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity or installment payments. Benefits are recorded when paid.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of (1) $50,000 and (2) the greater of (a) one-half of the current fair market value of the participant’s account exclusive of matching contributions and (b) one-half of the vested amount of the matching contributions allocated to the participant. The loans are secured by the balance in the participant account and bear interest at rates not less than the current prime rate, as published in the Wall Street Journal. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years but may not extend beyond such participant’s normal retirement date.

Administrative Expenses

The Company bears all administrative costs, including fees charged by the Trustee and internal administrative costs, except fees for recordkeeping services that are paid by the Plan and allocated to the participants.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participants will become 100% vested in their accounts and participant account balances will be distributed in accordance with one of the methods of payment provided in the Plan.

Plan Mergers

As a direct result of the April 28, 2006 merger of the Plan Sponsor with Integrity Financial Corporation (holding company of First Gaston Bank of North Carolina), assets of $3,413,965 from the First Gaston Bank of North Carolina 401(k) Plan (the “Integrity Plan”) were transferred into the Plan in February 2007. Former First Gaston Bank of North Carolina employees currently employed with the Plan Sponsor began to participate in the Plan on January 1, 2007.

The previous provider for the Integrity Plan utilized a fixed annuity contract (the “Group Annuity Plan”) as an investment option. Included in the transfer of the Integrity Plan assets was $521,951 representing the balance at the transfer date of the Group Annuity Plan. The Plan Sponsor has elected a spread payment option for all funds held in the Group Annuity Plan in equal principal payments, with interest, over a period not to exceed sixty months. The Group Annuity Plan is maintained as a closed investment option in the Plan separately from the rest of the Plan’s assets, and no further participant contributions or transfers are permitted to or from this investment account. As of December 31, 2008 and December 31, 2007, the balance of the Group Annuity Plan was $151,036 and $294,392, respectively.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE A - DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

Effective January 1, 2007, non-vested balances shall be forfeited and disposed of as of the allocation date during the plan year in which the former participant receives payment of the vested benefit. At December 31, 2008 and December 31, 2007, there were $124,510 and $75,270, respectively, of forfeitures that had not yet been used to reduce the Employer’s contributions or reduce expenses. For the years ended December 31, 2008 and December 31, 2007, administrative expenses were reduced by $8 and $7,563, respectively, from forfeited non-vested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

Investment Valuation and Income Recognition

All investments as of December 31, 2008 and December 31, 2007 are stated at market value. The fair value of mutual funds and the common stock of FNB United Corp. are based on the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the outstanding balance, which approximates fair value. Interest is recorded on the accrual basis. The fair value of ownership interest of the common collective trust funds is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the plan year. A money market account is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the market value of the Plan’s investments, except for its benefit-responsive investment contract, for which appreciation or depreciation in the contract value is included.

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157, provides a single definition of fair value and establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. It also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value.

Under SFAS No. 157, the Plan groups assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks

These investments are valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Investment Trust

The Plan’s investment in a fully benefit-responsive investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The contracts are classified within level 3 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Group Annuity

These investments are valued at the current value that would have been paid if the contract had been terminated as of the last day of the reporting period and potential surrender charges and market value adjustments were applied as of such date. The group annuity is classified within level 3 of the valuation hierarchy.

Loans to Participants

Loans to participants are valued at amortized cost, which approximates fair value, and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE C - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

NOTE D - FAIR VALUE OF FINANCIAL INVESTMENTS

During the year ended December 31, 2008 the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31, 2008
Mutual funds	$(5,369,181)
Common collective trust	61,931
Common stock of FNB United Corp.	(1,165,779)

$(6,473,029)

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE D - FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

The Plan’s investments are held by CommunityOne Bank, N.A., as Trustee (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets. Investments with companies that are known to be a party-in-interest to the Plan are separately identified.

		December 31, 2008	December 31, 2007
	Investments at fair value as determined by quoted market price
**	SEI Stable Asset Fund, Class A #354	$2,487,570	$1,313,888
	American Funds Growth Fund of America	*	1,286,751
	Columbia Acorn Fund	725,788	1,114,823
	Dodge and Cox Stock Fund	*	1,971,495
	Keeley Small Cap Value Fund, Inc.	711,264	939,344
**	SEI Diversified Conservative Fund Class A #502	*	879,909
**	SEI Diversified Moderate Growth Fund, Class A #504	*	1,117,912
	Janus Overseas Fund #54	*	896,331
**	SEI Diversified Global Growth Fund, Class A #506	960,184	1,132,870
**	FNB United Corp. common stock	*	1,521,350
	Columbia Value and Restructuring Fund	1,229,377	—
	Hartford Growth Opportunities Fund	820,451	—
**	SEI Diversified Global Moderate 510 Growth Fund	734,576	—
	Dodge and Cox Income Fund	599,260	—
	Investments at cost plus accrued interest, which approximates fair value
	Participant loans **	111,117	155,297

*	Represents less than 5%
**	Party-in-interest to the Plan

See “Adoption of New Accounting Standard” in Note B for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS No. 157 fair value hierarchy levels described in Note B.

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual funds	$8,171,260	$8,171,260	$—	$—
Common equity securities	410,536	410,536	—	—
Common collective trust	2,487,570	—	—	2,487,570
Money market funds	269	—	269	—
Group annuity plans	151,036	—	—	151,036
Participant loans	111,117	—	—	111,117

Total assets	$11,331,788	$8,581,796	$269	$2,749,723

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE D - FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Common Collective Trust	Group Annuity Plans	Participant Loans	Total
Balance, beginning of year	$1,313,888	$294,392	$155,297	$1,763,577
Realized gains/(losses)	61,931	5,667	—	67,598
Unrealized gain/(losses) relating to instruments still held at the reporting date	—	—	—	—
Purchases, sales, issuances, settlements and transfers (net)	1,111,751	(149,023)	(44,180)	918,548

Balance, end of year	$2,487,570	$151,036	$111,117	$2,749,723

NOTE E - RELATED-PARTY TRANSACTIONS

Under the terms of a trust agreement between the Trustee and the Company, contributions are invested as directed by the participants. The Trustee is a wholly owned subsidiary of the Company. Certain Plan investments are shares of the Company’s common stock; therefore, these transactions qualify as party-in-interest transactions.

Under the terms of a trust services and custody agreement between SEI Private Trust Company (SEI Trust) and CommunityOne Bank, N.A., as Trustee, SEI provides certain trust processing and reporting services. The Plan holds several SEI investment funds.

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2008 and December 31, 2007 to Schedule H of Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$11,656,230	$17,531,038
Contributions reflected on Form 5500 not reflected on the financial statements	223	143
Contributions receivable not reflected on Form 5500	—	—
Accrued dividends not reflected on Form 5500	(20,784)	(24,197)
Reconciling difference in loan balance	344	—

Net assets available for benefits per the Form 5500	$11,636,013	$17,506,984

Contributions are recorded on the cash basis on Schedule H of Form 5500.

NOTE G - SUBSEQUENT EVENTS

The United States is currently in a recession. Overall, during 2008 and 2009 the business environment has been adverse. It is expected that the business environment will continue to deteriorate for the foreseeable future and there can be no assurance that these conditions will improve in the near term. Such conditions could adversely affect the values of the Plan’s investments and there could be a drop in prices between the Plan’s fiscal year end and the filing of this report.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2008 and December 31, 2007 and for the Year Ended December 31, 2008

NOTE G - SUBSEQUENT EVENTS (continued)

Effective June 1, 2009, the Company changed the matching contribution to the Plan to an amount equal to 50% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)

EIN: 56-1456589

PLAN NUMBER 003

December 31, 2008

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
		Common Collective Trust
*	SEI	SEI Stable Asset Fund, Class A #354	$—	$2,487,570

		Mutual Funds
	Columbia	Columbia Acorn Fund	—	725,788
	Columbia	Columbia Value and Restructuring Fund	—	1,229,377
	Hartford	Hartford Growth Opportunities Fund	—	820,451
	Keeley	Keeley Small Cap Value Fund, Inc.	—	711,264
*	SEI	SEI Diversified Conservative Fund, Class A #502	—	333,610
*	SEI	SIMT S&P 500 Index Fund	—	529,478
	Directed Services	T. Rowe Price Capital Appreciation Fund	—	405,974
	Wasatch	Wasatch Advisors Core Growth Fund #28	—	60,059
	American	American Capital World Growth & Income Fund	—	12,778
*	SEI	SEI Diversified Global Moderate 510 Growth Fund	—	734,576
	Franklin	Franklin Mutual Discovery Fund Class Z	—	214,167
	Janus	Janus Overseas Fund #54	—	377,045
*	SEI	SEI Diversified Global Growth Fund, Class A #506	—	960,184
	Massachusetts Financial Services	MFS Lifetime 2010 R4	—	1,962
	Massachusetts Financial Services	MFS Lifetime 2020 R4	—	14,175
	Massachusetts Financial Services	MFS Lifetime 2030 R4	—	2,971
	Massachusetts Financial Services	MFS Lifetime 2040 Fund	—	790
	Dodge and Cox	Dodge and Cox Income Fund	—	599,260
	Pimco	Pimco Total Return Institutional Fund	—	219,575
	Vanguard	Vanguard GNMA Fund #36	—	217,776
*	SEI	SEI Liquid Asset Prime OBL Fund #12	—	269

			—	8,171,529

		Group Annuity Plan
	ING	ING Group Annuity Contract	—	151,036

		Common Stock
*	FNB	FNB United Corp. common stock	—	410,536

*	Participant loans	Participant loans, rates vary from 3.25 - 9.25%	—	111,117

		Total investments	$—	$11,331,788

*	Represents party-in-interest
**	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

By FNB United Corp., Plan Administrator

By	/s/ Michael C. Miller
Michael C. Miller
President

Date: June 26, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.